Guggenheim Credit Income Fund 2019
330 Madison Avenue
New York, New York 10017

VIA EDGAR

June 11, 2018

James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:     Guggenheim Credit Income Fund 2019
Registration Statement on Form N-2
SEC File Nos. 333-224023; 814-01091

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guggenheim Credit Income Fund 2019 (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may become effective at 12:00 pm, Eastern Time, on Wednesday, June 13, 2018, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

GUGGENHEIM CREDIT INCOME FUND 2019

By:      /s/ Amy J. Lee
Name:     Amy J. Lee
Title:     Secretary

Guggenheim Funds Distributors, LLC
330 Madison Avenue
New York, New York 10017

VIA EDGAR

June 8, 2018

James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:     Guggenheim Credit Income Fund 2019
Registration Statement on Form N-2
SEC File Nos. 333-224023; 814-01091

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Guggenheim Funds Distributors, LLC, in its capacity as distributor of Guggenheim Credit Income Fund 2019 (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-224023 and 814-01091) (“Registration Statement”), so that such Registration Statement may be declared effective at 12:00 p.m. on Wednesday, June 13, 2018, or as soon as practicable thereafter.
The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,
Guggenheim Funds Distributors, LLC
By:      /s/ Amy J. Lee
Name:     Amy J. Lee
Title:     General Counsel, Vice President and Secretary